Financial Statements
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 390,638
Adjustments to reconcile net loss to net cash used	
by operating activities:	
Depreciation and amortization	5,551
Fixed assets	(2,414)
Increase in accounts receivable	(30,823)
Increase in prepaid expenses and deposits	(38,461)
Decrease in accounts payable and accrued liabilities	(18,057)
Decrease in accrued payroll	(2,999)
Net cash provided by operating activities	303,435
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member distributions	(265,000)
Net cash used by financing activities	(265,000)
NET INCREASE IN CASH	38,435
CASH AND CASH EQUIVALENTS:	
Beginning of period	71,180
End of period	$ 109,615

The accompanying notes are an integral part of these financial statements.
HARBOR LIGHT SECURITIES, LLC
Financial Statements